                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             Quality Systems, Inc.
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                    747582104
                                    ---------
                                 (CUSIP Number)

                                               David J. Berger, Esq.
        Andrew E. Shapiro, Manager             Page Mailliard, Esq.
      Lawndale Capital Management, LLC    Wilson Sonsini Goodrich & Rosati
       One Sansome Street, Suite 3900           650 Page Mill Road
         San Francisco, CA  94104               Palo Alto, CA 94304
             (415) 288-2330                        (650) 493-9300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 11, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and final copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                       ----------------------------
     CUSIP No. 747582104                                 Page 2 of 19 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                Lawndale Capital Management, LLC
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*                                                         AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
 NUMBER OF                                                                     0
  SHARES      ------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
 OWNED BY                                                                620,700
   EACH       ------------------------------------------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH      -------------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                                                         620,700
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         620,700
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           9.99%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
                                                                       OO and IA
--------------------------------------------------------------------------------

                                   (2 of 19)

                                  SCHEDULE 13D

-----------------------------                       ----------------------------
     CUSIP No. 747582104                                 Page 3 of 19 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                               Andrew E. Shapiro
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*                                                         AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                             USA
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
 NUMBER OF                                                                     0
  SHARES      ------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
 OWNED BY                                                                620,700
   EACH       ------------------------------------------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH      -------------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                                                         620,700
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         620,700
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           9.99%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
                                                                              IN
--------------------------------------------------------------------------------

                                   (3 of 19)

-----------------------------                       ----------------------------
     CUSIP No. 747582104                                 Page 4 of 19 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                        Diamond A Partners, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*                                                         WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
 NUMBER OF                                                                     0
  SHARES      ------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
 OWNED BY                                                                524,800
   EACH       ------------------------------------------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH      -------------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                                                         524,800
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         524,800
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           8.45%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
                                                                              PN
--------------------------------------------------------------------------------

                                   (4 of 19)

                                  SCHEDULE 13D

-----------------------------                       ----------------------------
     CUSIP No. 747582104                                 Page 5 of 19 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                       Diamond A Investors, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*                                                         WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
 NUMBER OF                                                                     0
  SHARES      ------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
 OWNED BY                                                                 95,900
   EACH       ------------------------------------------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH      -------------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                                                          95,900
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          95,900
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           1.54%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
                                                                              PN
--------------------------------------------------------------------------------

                                   (5 of 19)

Item 1.  Security And Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

          (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

          (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

          (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

          (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Shapiro is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:

    Purchaser                  Source of Funds                        Amount
------------------- ---------------------------------------- -------------------
LCM                 Funds Under Management (1)                    $4,066,115.10
DAP                 Working Capital                               $3,436,915.20
DAI                 Working Capital                               $  629,199.90
-----------------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.    Purpose of Transaction.

     Subsequent to their filing of this Schedule 13D and its amendments #1 through #5, the Reporting Persons ("Lawndale") have been in contact with management and members of the Board of Directors of QSII and other QSII shareholders and third parties, to discuss the strategies QSII plans to employ to maximize shareholder value, including, but not limited to, changes in the composition and functioning of QSII's Board of Directors (the "Board").

                                   (6 of 19)

     Board has fiduciary duty to take necessary actions.
     --------------------------------------------------

     According to Lawndale's research, Lawndale believes that QSII went public at a split-adjusted $8.50/share on December 1, 1982, and last traded at approximately $3.75/share on March 9, 1999, a decline of 56% over a 16-year period. More recently, QSII stock is down over 80% in the three years since its Founder/Chairman/CEO, Sheldon Razin, sold shares on March 5, 1996 (reducing his stake from a majority position to approximately 25% of QSII).

     Three of QSII's seven current directors have been QSII Board members for this ENTIRE 16-year period. Another director has been a Board member for the last 11 years and is affiliated with a customer of QSII. Lawndale believes that no properly functioning board, especially one that has been in place for so long, would allow such a long-term record of lost shareholder value to exist without taking decisive and meaningful actions. Lawndale believes that the Board has failed to do its job largely as the result of dysfunctional and not sufficiently independent board composition and the lack of any or poor corporate governance practices.

     Lawndale believes that the Board has a fiduciary duty, when faced with such poor long-term results, to take action. Lawndale believes that each individual QSII director owes fiduciary duties to QSII's shareholders which require each director to take immediate action to reform QSII's corporate governance and management structures. Lawndale further believes that any QSII director who does not take such action potentially violates his or her fiduciary obligations to QSII's shareholders.

     Public shareholders already have sent a message that Board has failed to
     ------------------------------------------------------------------------
hear.
----

     QSII held its most recent annual meeting on September 9, 1998. At that meeting, as disclosed in Amendment #4 of this Schedule 13D, Lawndale voted against a Board-proposed option plan that two institutional proxy advisory services, Proxy Monitor and Institutional Shareholder Services (ISS), also analyzed and recommended a vote "against". As disclosed in QSII's 10-Q for the quarter ended September 30, 1998, 42% of those voting voted against the option plan and over 25% of those voting voted to "withhold" on the reelection of QSII's directors. These are substantial percentages of the voting shares not held by QSII's Chairman/CEO, Mr. Razin.

     The Board's response to Lawndale's requested reforms is inadequate and is
     -------------------------------------------------------------------------
the result of the Board's lack of independence.
----------------------------------------------

     Lawndale believes that corporate boards lacking independence are more likely to avoid taking necessary actions to put a stop to bad managerial decision-making and poor performance resulting therefrom. Lawndale, as QSII's second largest non-management shareholder, in April 1998, introduced a highly qualified independent director for QSII's consideration to fill a vacancy on QSII's Board. By the end of July (4 months later), QSII's Chairman informed Lawndale that QSII had been unable to "fully evaluate" candidates in time for nomination and election by shareholders at the upcoming September annual meeting but that the candidate introduced by Lawndale was among several under "consideration" for appointment to the Board. The Chairman represented to Lawndale that QSII's Board intended to continue the "evaluation process" and to appoint new Board members in a timely manner, but this has not occurred.

     Following the September 9, 1998 annual meeting, Lawndale's President, Andrew Shapiro, addressed the Board regarding the public shareholders' obvious dissatisfaction with the Board and the Board's failure to hold management accountable for QSII's continual under-performance as well as Lawndale's request for changes in the Board's composition and governance practices. While the Board has presumably been discussing these matters for the last six months, deferral of action given the grave and persistent senior management problems equals no action. Lawndale believes this is unacceptable, as the problems are apparent and the need for action is clear.

                                   (7 of 19)

     On February 2, 1999, Lawndale filed Amendment #5 to this Schedule 13D requesting that the Board timely take apparent and necessary decisive actions to restore and enhance shareholder value at QSII as listed below (see "Necessary Actions"). On February 3, 1999, Lawndale sent copies of this filing to each Board member along with a cover letter further detailing its reasons for its demands (see Exhibit B, February 3, 1999 letter).

     On February 9, 1999, QSII's Board held its regularly scheduled quarterly meeting. On February 10, 1999, QSII announced its financial results for the third quarter ended December 1998 and held an analyst conference call. On this conference call, when QSII's Chairman/CEO, Sheldon Razin was asked by Mr. Shapiro what actions the Board had taken to improve its composition and corporate governance mechanisms, Mr. Razin responded on behalf of the whole Board that the Board feels its composition and corporate governance mechanisms are adequate, implying no need for improvement.

     On February 16, 1999, in his report maintaining a "hold" rating despite QSII's improved financial results, Brad Whitt of Morgan Keegan, the only analyst still covering QSII, wrote " . . . we are perplexed that meaningful action has not been taken to enhance the company's management expertise." On February 23, 1999, Lawndale sent copies of the Morgan Keegan Report along with a cover letter (see Exhibit B, Morgan Keegan cover letter and the 2/16/99 report) notifying the Board that its response to Lawndale's request for Necessary Actions was inadequate and that QSII's stock price, trading at levels down approximately another 15% from the date of its earnings conference call, was the shareholders' response to Board inaction.

     Lawndale intends to submit shareholder proposal.
     -----------------------------------------------

     As the Board has continued to fail to take apparent and necessary decisive actions to restore and enhance shareholder value, it is now Lawndale's intent to submit, before the March 30, 1999 deadline, a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the QSII proxy for shareholder vote at QSII's next annual meeting. Pursuant to Rule 14a-8, Lawndale has held the requisite $2,000 in market value of QSII's stock for the minimum required period (one year by the date of the submission of the proposal) and will hold such stock through the expected September 1999 annual meeting. While Lawndale has not yet decided upon the specifics of the proposal it currently intends to submit to a shareholder vote, it is considering, amongst other alternatives, changes in QSII's by-laws requiring a substantial majority of its Board members be independent, requiring a nominating committee composed solely of independent Board members, requiring an independent lead director elected solely by the independent directors if the Chairman is not independent, prohibiting spouses or family members from either serving on the Board or working in company at the same time (anti-nepotism), prohibiting the same person from serving as CEO/President and Chairman of Board at the same time, removing QSII's shareholder rights plan until approved by a majority of shareholders, requiring all Board members to be paid in stock and prohibiting repricing of stock options without majority shareholder vote.

     Lawndale intends to cumulate its votes to improve Board composition.
     -------------------------------------------------------------------

     Under the laws of QSII's state of incorporation, California, shareholders have the right to cumulate their votes in the election of directors. Cumulative voting means that a shareholder has the right to give any one candidate whose name has been properly placed in nomination prior to the voting a number of votes equal to the number of directors to be elected multiplied by the number of shares such shareholder would otherwise be entitled to vote, or to distribute such votes on the same principle among as many nominees (up to the number of persons to be elected) as the shareholder may wish.

     Lawndale has increased its ownership position in QSII to approximately 9.99% since the Record Date for the annual meeting. It is Lawndale's current intent to give notice at QSII's annual meeting to cumulate its votes and cast them for director nominees who it feels are most likely to support substantial improvements to the composition and corporate governance practices of QSII's Board (including but not limited to the "Necessary Actions"), as well as changes in QSII's senior management. Lawndale believes that under

                                   (8 of 19)
cumulative voting at the next annual meeting, based on Lawndale's current 9.99% position and the substantial percentage of shares voted in disapproval of the board's re-election and management's option proposal at the last annual meeting, QSII shareholders who disapprove of events and circumstances at QSII will be able to have a substantial impact in altering the composition of QSII's Board and effect changes in QSII's corporate governance practices and senior management.

     Lawndale is considering additional actions.
     ------------------------------------------

     Lawndale believes that QSII's Common Stock at current market prices is undervalued. Lawndale intends to actively monitor efforts by the Board to increase stockholder value. In the absence of Board actions toward improving QSII's Board composition and governance practices before the annual meeting, Lawndale is considering calling a special meeting of QSII shareholders to effect some of these improvements.

     If Lawndale believes that the Common Stock continues to be undervalued and/or the Board fails to timely take apparent and necessary decisive actions to restore and enhance shareholder value at QSII as listed below (see "Necessary Actions"), Lawndale may seek in the future to have non-management shareholder representatives appointed to the Board, by agreement with QSII or otherwise, including by running its own slate of nominees at an annual or special meeting of QSII. Lawndale may in the future propose such other matters or support other shareholders' proposals for consideration and approval by QSII's shareholders or the Board at an annual or special meeting. Lawndale may also propose a transaction whereby all or a portion of QSII be sold, and in connection therewith Lawndale may seek to participate in such transaction or seek to acquire control of QSII in a negotiated transaction or otherwise.

     Necessary Actions.
     -----------------

     1) Changing the composition of the Board such that a substantial majority of its members are independent through:

     1a) adding independent person(s) with operating depth and experience in QSII's industries and/or

     1b) adding representative(s) of non-management shareholders.

     2) Adopting a formal policy whereby a nominating committee of QSII's Board, composed solely of independent members is responsible for the evaluation and nomination of Board members.

     3) Adopting a formal policy requiring the appointment of either an independent Chairman or independent Lead Director. That Director shall be selected by the independent members of the Board from among the independent Directors. His/her role would be to coordinate with the other independent Directors, chair Executive Sessions (see item 4 below) of the independent Directors and act as a liaison between them and the Chairman/CEO.

     4) Adopting a formal policy for each Board meeting, whereby at the end of each meeting the Board meets in Executive Session, without members of management present, to discuss such matters as they think appropriate, including management performance.

     Lawndale does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Lawndale intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and Lawndale's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions. Lawndale may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common

                                   (9 of 19)

Stock or to change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, Lawndale incorporates by reference the material in Item 4 of its previously filed
Schedule 13D and the amendments thereto.

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                    Aggregate Beneficially
                             Owned            Voting Power   Dispositive Power
                    ----------------------  ---------------- -----------------
       Name           Number     Percent     Sole   Shared    Sole    Shared
------------------- ---------- -----------  ------ --------- ------- ---------
LCM                   620,700     9.99        0     620,700     0     620,700
Shapiro               620,700     9.99        0     620,700     0     620,700
DAP                   524,800     8.45        0     524,800     0     524,800
DAI                    95,900     1.54        0      95,900     0      95,900

     The persons filing this statement effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the persons filing this statement since January 8, 1999.


                 Purchase or                      Number            Price
      Name          Sale           Date          of Shares         Per Share
--------------  -------------   ----------      -----------       -----------
DAP                   P          01/08/99           500             $4.250
DAP                   S          01/08/99           800             $4.375
DAI                   S          01/08/99           200             $4.375
DAP                   P          01/12/99         1,000             $4.156
DAP                   P          01/15/99           200             $4.406
DAP                   P          01/20/99         1,200             $4.287
DAP                   P          01/20/99           300             $4.313
DAP                   S          01/20/99           300             $4.438
DAP                   P          01/21/99           200             $4.500
DAP                   S          01/21/99         2,000             $4.469
DAI                   S          01/21/99           500             $4.469
DAP                   P          01/22/99           100             $4.375
DAP                   P          01/25/99           700             $4.222
DAI                   P          01/25/99           200             $4.222
DAP                   P          01/26/99           500             $4.250
DAP                   P          01/27/99           800             $4.375
DAP                   S          01/27/99         2,000             $4.462
DAI                   P          01/27/99           200             $4.375
DAI                   S          01/27/99           300             $4.462
DAP                   S          03/03/99         1,200             $4.000

All transactions were executed through the Nasdaq National Market System.

     The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at January 29, 1999, as reflected in QSII's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

                                   (10 of 19)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.

Item 7.  Material to be Filed as Exhibits.

     A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

     B. Letter dated February 3, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, LLC, to the Board of Directors of Quality Systems, Inc.; Letter dated February 23, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, LLC, to the Board of Directors of Quality Systems, Inc., attaching Morgan Keegan 2/16/99 Research Notes.

                                   (11 of 19)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999.



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By: Lawndale Capital                By: Lawndale Capital
    Management, LLC                     Management, LLC
    General Partner                     General Partner


    By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
       --------------------------          -------------------------------
       Andrew E. Shapiro                   Andrew E. Shapiro
       Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro              /s/ Andrew E. Shapiro
   ------------------------------       --------------------------------
   Andrew E. Shapiro                    Andrew E. Shapiro
   Manager

                                   (12 of 19)

                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By: Lawndale Capital                By: Lawndale Capital
    Management, LLC                     Management, LLC
    General Partner                     General Partner


    By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
       ---------------------------         ----------------------------------
       Andrew E. Shapiro                   Andrew E. Shapiro
       Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro              /s/ Andrew E. Shapiro
   -------------------------------      -----------------------------------
   Andrew E. Shapiro                    Andrew E. Shapiro
   Manager

                                   (13 of 19)

                                   EXHIBIT B

Andrew E. Shapiro
President

February 3, 1999

To the Board of Directors:

Re: Quality Systems

As you know, Lawndale Capital Management, LLC ("Lawndale") is the third largest investor in Quality Systems, Inc. ("QSII") and has been a shareholder for quite some time. On more than one occasion we have been very helpful to the company. From our discussions over these many years, I would hope you agree that we have been patient investors and have sought to learn from QSII as much as possible about its business and opportunities. As such I hope you seriously consider the issues raised in Item 4 of the enclosed Amendment No. 5 to our Schedule 13D ("13D") which we filed February 2, 1999 with the U.S. Securities and Exchange Commission.

Over the past few years, the health care information industry has been undergoing rapid and increasing change. This change has created substantial opportunity for companies with cutting edge technologies and the infrastructure to sell, deliver and support them. During this time, several companies in QSII's industry have grown from a size much smaller than QSII to several times that of QSII. And even periodically, the industry's potential has been reflected in QSII's stock price when management and interim operating results have led the investment community to believe that QSII might also benefit from these changes. But, on repeated occasions year after year, QSII has managed to disappoint its shareholders such that they have lost all confidence in QSII's management and Board. This past year alone QSII's stock price has fallen to and remained near 52-week lows. Shareholder value has been decreased by millions of dollars.

AS DISCUSSED IN ITEM 4 OF THE 13D, YOU APPARENTLY AREN'T LISTENING TO YOUR SHAREHOLDERS.

At September's annual meeting, 42% of those voting, voted against your option plan and over 25% (30% for some directors) of those voting voted to "withhold" on your re-election. A substantial portion (arguably a majority) of QSII's non-management shareholders want change. After this annual meeting, when shareholders' disgust was clear, I articulated shareholders' concerns to the Board. Still, the Board did not and has not adequately responded to these concerns. Lawndale has many more shares to vote at the next meeting. A public campaign for change is inevitable and will win if you do not take immediate and substantive actions to maximize shareholder value.

AS DISCUSSED IN ITEM 4 OF THE 13D, QSII'S BOARD LACKS SUFFICIENT INDEPENDENCE.

Boards lacking independence are more likely to avoid taking necessary actions to put a stop to bad managerial decision-making and poor performance resulting therefrom. As our repeated 13D filings have disclosed, for some time, years in fact, I have asked QSII's Chairman/CEO to improve the composition of the Board by adding individuals possessing greater operating depth and experience in QSII's industry(ies) than QSII's current independent board members. In addition, we provided QSII with widely accepted guidelines defining "independence" promulgated by some of the biggest investors in the world. QSII's Chairman/CEO, possibly accustomed to owning over 50% of QSII, has avoided making the necessary improvements. We therefore introduced to QSII, a board-certified physician with 8 years senior management experience at a very large public company with extensive knowledge of your industry. Yet neither this candidate nor other candidates

                                   (14 of 19)
were "fully evaluated" in time for September's annual meeting. We believe 4 of the 6 people nominated by QSII's Board would not qualify as "independent". The ratio should be at least just the opposite.

Regardless of the independence or lack of independence of QSII's board, a company with QSII's very poor performance needs quick and decisive leadership changes at the Board and management levels.

LACK OF INDEPENDENT AND INDUSTRY EXPERIENCED BOARD OVERSIGHT ALLOWED WASTE OF CORPORATE ASSETS.

Micromed was acquired in the spring of 1997. Its "earn-out" closed in the spring of 1998. Almost 2 years after Micromed was acquired, the promised integration of Micromed and Clinitec is a disaster, piecemeal at best, and far less than public representations made by the QSII's management on more than one occasion. Current senior management either does not know how to integrate these businesses or after 2 years is still "evaluating" whether to integrate these businesses. The Board appears to come up short of it fiduciary duties to act here as well. QSII's failure to adapt and change runs counter to the forces that drive QSII's industry and risks destroying more shareholder value.

QSII acknowledged that its financial results for Q2 ended 9/98, again did not meet analyst expectations. Among other things cited as reasons for "missing" this quarter's numbers included a write-off for "bad debt" related to sales previously recorded at QSII's Micromed division (for Q4 ended 3/98). QSII Management has stated that had the sales written off in Q2 as "bad debt" not been previously recorded at Micromed, $1.6 million of the "earn-out" paid to buy Micromed would not have been paid. Yet just in the previous quarter (Q1 ended
June) management had no idea of Micromed's enormous sales and profits shortfall until after that quarter closed. Only 3 weeks earlier management had publicly projected much higher results for this same period. We believe that QSII would likely not have been caught flat-footed in the June quarter and would not have wasted at least $1.6 million of shareholder money paid on Micromed's "earn-out", if QSII had independent board members with greater operating depth and experience in QSII's industry.

LACK OF INDEPENDENT BOARD OVERSIGHT ALLOWED INAPPROPRIATE "ALTERNATIVE" INVESTMENTS OF QSII CASH.

Another contributing factor cited for Q2's underperformance was substantial unrealized losses on "hedge fund" investment(s). QSII's Chairman/CEO has explained that such investments were properly made by him within discretion granted by the Board to management. It is appalling to us that in 1994 the Board allowed a great portion of QSII's cash to be invested by its Chairman/CEO in speculative foreign and domestic securities rather than traditional cash equivalents. While we hope our complaints then contributed to those volatile investments being pared back, the Board remains oblivious to the years of investment community concerns over the "lack of visibility" of QSII's earnings. Had independent board members representing large non-management shareholders been in place, they would have known that such "alternative" investments are not the best use of the Chairman/CEO's time and skill set and could prove detrimental to QSII's already volatile operating earnings streams.

NEW ADDITION TO BOARD GOOD START BUT NOT ENOUGH "INDEPENDENT" MEMBERS.

In November, 1998, 8 months after we first submitted a qualified and value-added candidate for the Board, QSII appointed Donald Cook to the Board. Mr. Cook's background and experience should be valuable to his service as a Board member should he choose to use it actively. Yet the Board still has insufficient independence from management.

Thus, we intend to actively monitor efforts by the Board to increase stockholder value. If we believe that the Common Stock continues to be undervalued and/or the Board fails to timely take apparent and necessary decisive actions to restore and enhance shareholder value at QSII as listed in the 13D, Lawndale may take the actions discussed in the 13D.

                                   (15 of 19)

I trust you will give the enclosed 13D and this letter careful and diligent attention at your upcoming Board meeting. I look forward to hearing the Board's positive response and to working together with you toward creating positive results for QSII and all of its shareholders.

                                         Sincerely,

                                         Andrew E. Shapiro
                                         President

                                   (16 of 19)

Andrew E. Shapiro
President

February 23, 1999

By facsimile

To the Board of Directors:                                           page 1 of 3
     William Bowers
     Dr.John Bowers Sr.
     Patrick Cline
     Donald Cook
     Sheldon Razin
     Janet Razin
     Gordon Setran

                              Re: Quality Systems

THE BOARD'S RESPONSE IS INADEQUATE

On the Q3 earnings conference call that took place on 2/10/99, when I asked QSII's Chairman/CEO, Sheldon Razin what actions the Board had taken to improve its composition and corporate governance mechanisms, he responded on behalf of the whole Board that the Board feels its composition and corporate governance mechanisms are adequate, implying no need for improvement. Those comments did not escape notice by your shareholders and industry analysts, as today, despite improved results, QSII's stock price traded at levels down approximately another 15% from the date of the company's earnings announcement.

In addition, note the attached February 16, 1999 analysis by Brad Whitt at Morgan Keegan, the only analyst still covering QSII. One comment in particular, "...we are perplexed that meaningful action has not been taken to enhance the company's management expertise.", illustrates that the investment community is focussed on and concerned with matters directly within the board's fiduciary responsibility. Board inaction can be as much a breach of fiduciary duty as improper action. A diligent board member, given the current circumstances surrounding Quality Systems, would call Brad (and others in the investment community) to discuss the reasons for his conclusions about QSII. You may find others' opinions enlightening and confirm that our views on Quality Systems are not unique.

Quality System's stock has become more undervalued and, from the response communicated to shareholders so far, the Board has failed to take apparent and necessary decisive actions to restore and enhance shareholder value at QSII. The status quo is unacceptable.

I look forward to hearing a more constructive and detailed response from the Board and to working together with you toward creating positive results for QSII and all of its shareholders.

                                        Sincerely,

                                        Andrew E. Shapiro
                                        President

Attachment- Morgan Keegan 2/16/99 Research Note

                                   (17 of 19)

                         Morgan Keegan & Company, Inc.
                                Research Notes

February 16, 1999

Quality Systems, Inc.
QSII* - $4 1/4


                                          52 Wk Range                 $3 - $11
                                          Inst. Ownership             32%
                                          Mgt. Ownership              25%
               Current    Chg. From       Avg. Daily Vol.             10,200
               -------    ---------       Market Cap. (mill)          $26.5
                                          Book Value                  $4.65
Rating:        M-S                        Price/Book                  0.9x
                                          TTM Revenue (mill)          $33.0
EPS:  3/98A:   $0.28                      Price/TTM Revenue           0.8x
      3/99E:   $0.06                      1999 EPS P/E                15.7x
      3/00E:   $0.32        $0.37         Cash per share              $2.22


                             Rpt. Date                                     Range
                             ---------                                     -----
Q3:   $0.06A   vs.  $0.04    2/10       First Call:  $0.06A  vs.  $0.04    NR
Q4:   $0.09    vs.  $0.15    5/99       First Call:  $0.09   vs.  $0.15    NR
Q1:   $0.03    vs.  $(0.10)  3/99       First Call:  $0.03   vs.  $(0.10)  NR
Q2:   $0.07    vs.  $0.01    6/99       First Call:  $0.07   vs.  $0.01    NR
Q3:   $0.10    vs.  $0.06    9/99       First Call:  $0.10   vs.  $0.06    NR
Q4:   $0.12    vs.  $0.09    12/99      First Call:  $0.12   vs.  $0.09    NR

--------------------------------------------------------------------------------
COMPANY SHOWS SOME NEEDED PROGRESS WHILE MEETING ESTIMATES

Revenue/Income Analysis. Quality Systems reported third fiscal quarter (December) results in line with our revised estimate of $0.06 per share -- a 53.5% increase from last year's $0.04 per share. Revenue increased 17% to $8.8 million, as compared to the same quarter in fiscal 1998. The dental division reported a record $4.9 million in revenue due to strong upgrade sales and growing EDI services. In addition, the company booked more than $400,000 in revenue for its clinical dental system. The MicroMed division showed significant improvement, growing revenue 98% Y/Y and 55% sequentially to $1.7 million. The Clinitec division continues to struggle due to a sluggish market for physician electronic medical record (EMR) systems. Although we believe Clinitec is one of the leading EMR vendors, the market for these systems could stay depressed until Year 2000 challenges pass. Gross margins declined 240 basis points due to more hardware in the revenue mix. Operating margins expanded 300 basis points sequentially to 6.3%, as the company kept operating expenses relatively flat from the previous quarter.

Balance Sheet/Cash Flow Analysis. The cash and equivalent balance increased $968,000 to $13.8 million or $2.22 per share. Accounts receivable declined a few days sequentially to an acceptable 103 days. Cash flow for the quarter was strong (a positive $1.5 million), bringing the YTD total cash flow from operations to $2.3 million (compared to $732,000 last year). The company's deferred revenue has consistently grown this fiscal year to the current $3.5 million balance. This revenue will likely be recognized over the next 6-9 months. In general, we believe the balance sheet remains strong and shows signs of building a steady backlog.

Fourth Quarter Forecast. We are projecting a modest 5% Y/Y revenue growth in Q4 and gross margins closer to those obtained in the previous quarter (Q2:99). We anticipate modest expense growth leading to a 10% operating margin and a $0.09 EPS estimate. This would be significantly less than the $0.15 earned the same quarter last year. We believe the company's visibility for Q4 is stronger than in previous quarters for several reasons listed below:

     . The company's deferred revenue balance has grown 88% YTD.
     . QSI booked $400,000 in dental clinical revenue during the quarter but only recognized $258,000.
     . The company has purchase orders for $600,000 in Year 2000 upgrades that have not been delivered.
     . Cash flow was strong and DSOs declined this quarter, leading us to believe the reported earnings were high in quality.

                                   (18 of 19)

Caution is Still Advised. We remain cautious, however, because the company's earnings have fluctuated materially in the past. We continue to believe that the near-term success of QSI is contingent upon the performance of the MicroMed division. We believe this division has the most immediate growth potential, which is being fueled by the necessity for physicians to upgrade or replace their billing systems before Year 2000. We estimate that the majority of physician practices are still running legacy systems that are not Y2K compliant. QSI has recognized this opportunity (along with the sluggish market conditions for EMR systems) and decided to integrate the much larger Clinitec sales team with MicroMed's. The company had several customers this quarter contract for both products, leading us to believe the integration of these two divisions should have been accomplished much sooner. In time, this could bolster the company's sales pipeline and lead to more operational consistency.

QSI Performance Lags the Competition. Although QSI has shown progress the last two quarters, the company's performance continues to lag the competition. QSI went public in 1982 at $8.50 (200% higher than the current price) and is projected to grow revenues a modest 7% in fiscal 1999, while EPS will likely decline 78% to $0.06. In contrast, two comparable public companies, Infocure (INCX - $31 7/16) and Medical Manager (MMGR - $31 9/16) have rewarded shareholders handsomely. As the chart below indicates, QSII noticeably lags the competition in stock performance, operating margins, and revenue/earnings growth. Consequently, both Medical Manager and Infocure have much higher PE valuations.

--------------------------------------------------------------------------------
        1997 Stock   1998 Stock   Return on   Operating   Revenue Run   1999 PE
        Performance  Performance  Equity**    Margin**      Rate         Ratio
--------------------------------------------------------------------------------
QSII        0%          -43%         2.5%       3.2%       $35 million   15.7x
--------------------------------------------------------------------------------
INCX       108%         249%        30.9%      16.3%      $120 million   29.1x
--------------------------------------------------------------------------------
MMGR        62%          74%        27.2%      19.3%      $150 million   30.3x
--------------------------------------------------------------------------------


**Based on reported trailing twelve (12) months

Based on QSI's lackluster performance over the years, we are perplexed that meaningful action has not been taken to enhance the company's management expertise. In our opinion, the addition of new leadership would significantly enhance the value of QSII shares. If the company continues at the current pace, we believe the larger players will either acquire QSI or leave it behind.

Summary/Recommendation. Although QSI has shown progress over the past two quarters, we don't believe investor confidence will return until enhancements are made in senior management. Additionally, we are concerned that the company is not properly positioned to benefit from Y2K system replacement opportunities (primarily in medical financial systems). Finally, we do not believe the company has moved fast enough or gone far enough to integrate the subsidiaries. As evidence, the combined sales pipeline for the Clinitec and MicroMed divisions declined a whopping 40% sequentially this quarter. The injection of some new leadership is needed to convince investors that the company can deliver solid, consistent growth in the future. Consequently, we continue to rate the shares Market Perform-Speculative.

Bradley G. Whitt (901) 579-4216
brad.whitt@morgankeegan.com

                 ADDITIONAL INFORMATION AVAILABLE UPON REQUEST

* Morgan Keegan & Company, Inc. makes a market in the shares of this security. @ Morgan Keegan & Company, Inc. has participated in an offering of the shares of this company within the past three years.
# Morgan Keegan & Company, Inc. has managed or co-managed an offering of the shares of this company within the past three years.

The information contained herein is based on sources considered to be reliable but is not represented to be complete and its accuracy is not guaranteed. The opinions expressed herein reflect the judgment of the author at this date and are subject to change without notice and are not a complete analysis of every material fact respecting any company, industry or security. Morgan Keegan & Company, Inc. and its officers, directors, shareholders, employees and affiliates and members of their families may make investments in a company or securities mentioned herein before, after or concurrently with the publication of this report. Morgan Keegan & Company, Inc. may from time to time perform or seek to perform investment banking or other services for, or solicit investment banking from any company, person or entities mentioned herein. Neither the information nor any opinion expressed herein constitutes a solicitation for the purchase or sale of any security.

                                   (19 of 19)